SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




  RYANAIR ANNOUNCES THE SUCCESSFUL COMPLETION OF THE BUZZ TRANSACTION WITH KLM

Ryanair, Europe's No.1 low fares airline today (Friday, 11th April 2003) announced that it had completed the transaction with KLM, to acquire certain assets (but not the company) of KLM UK Ltd which traded as Buzz. The final terms involve Ryanair paying a sum of EUR20.1m to KLM to acquire 10 aircraft (6 x 737-300's and 4 x BAe146's), up to 130 employees, together with the relevant operating manuals, postholders and some airport facilities that were formerly owned by KLM UK Ltd and which comprise the core operation of Buzz. KLM UK will retain up to 470 of the staff previously dedicated to the Buzz operation, as well as the Headquarters building in Stansted, the assets and liabilities of the legal entity KLM UK Ltd which was trading as Buzz up to 31 March 2003.

Ryanair confirmed that the agreed purchase price has been reduced from EUR23.9m to a final agreed figure of EUR20.1m as a result of a number of issues, which arose during the due diligence process. Ryanair has formed a new subsidiary - Buzz Stansted Ltd - and this company will operate the fleet of 10 aircraft, will employ up to 130 people and will hold the UK AOC approval to enable the company to commence flying on 1 May next. It is intended that the company will operate its aircraft on a subservice basis flying directly for Ryanair, primarily operating on a network of 12 routes, which were formerly operated by KLM UK/ Buzz.

Ryanair are delighted to announce that the key operational postholders have agreed to join Buzz Stansted Limited, as this forms a core of experienced, senior aviation people led by Doug Stephen, Chief Pilot and Roland Stroud, Chief Engineer. Floris Van Pallandt the former Chief Executive of Buzz will be returning to KLM as previously agreed. The new Chief Executive of Buzz Stansted Limited will be Mr John Osborne a former Director of Operations for Ryanair and former Chief Executive of GB Airways and Virgin Express. This experienced team will work closely with the CAA over the coming weeks to ensure a smooth resumption of flight services on 1 May next.

Ryanair have confirmed that bookings on the 12 routes, which have already been relaunched and will commence flying on 1 May next have been exceptionally strong. Already for the month of May over 100,000 passengers have reserved seats on these services and for the six months of the Summer period more than 400,000 seats have already been sold, generating advance revenues of over EUR20m. These advance sales will be more than sufficient to fund the entire acquisition of the core assets and operation of Buzz.

Whilst this transaction has already received approval from the relevant regulatory authorities in Ireland and Germany, it has not yet received regulatory clearance from the UK competition authorities. This is entirely due to the very tight schedule which Ryanair and KLM have adhered to in order to complete this rescue of Buzz and the saving of up to 130 jobs.

Ryanair and KLM have advised the OFT of their intention to complete the acquisition without waiting for regulatory approval in advance.

Welcoming the completion of this transaction today, Ryanair's Chief Executive, Michael O'Leary said:

     "We have been delighted with the speed and success of the turnaround and relaunch of the core Buzz operation. Thanks to the Herculean efforts of our friends in KLM, the outstanding team of people in Buzz and Ryanair, we have restructured and relaunched the core Buzz operation within a period of two months. This turnaround will transform a company that was losing over EUR1m a week, to one that will be profitable when it relaunches on 1 May next.

     "In doing so we have rescued the core operation of Buzz, we have doubled the capacities and halved the fares on 12 of its most important routes. In doing so, we will have saved up to 130 highly paid jobs and we will more than double the traffic on these routes to over 3 millions passengers during the coming year.

     "To achieve such a dramatic and successful turnaround during perhaps the worst two months in the history of the aviation industry (when we have been bedevilled by a war in Iraq, fuel prices at all time highs and the reluctance of people to travel because of fears over security and terrorism), is a magnificent tribute to the courage of the 130 outstanding people of Buzz who will now form the core of Buzz Stansted Limited.

     "This success would not have been possible without the help and assistance of the regulatory authorities and we are working closely with the CAA to ensure that it is satisfied with the financial status of the operation and more importantly with the operating and safety structures which will continue to be managed by the key senior operations and engineering staff of the former KLM UK. We are delighted to have secured the services of John Osborne who has a long and successful career at senior levels in a number of European airlines, and who is now returning to the Ryanair group based in the UK.

     "We will continue over the coming two weeks to liaise closely with both the CAA and the OFT and look forward to obtaining their approval in due course of the purchase and rescue of the core operation of Buzz and its successful relaunch from 1 May onwards, as part of Europe's No.1 low fares airline - Ryanair".

Ends.     Friday, 11th April 2003

For further information

please contact:


Howard Millar

Ryanair

Tel. +353-1-8121212

Pauline McAlester

Murray Consultants

Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director